UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

7 Days Group Holdings Limited

(Name of issuer)

Ordinary Shares**

(Title of class of securities)

81783J 101***

(CUSIP number)

December 31, 2011

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**	Not for trading, but only in connection with the registration of American Depositary Shares each representing 3 ordinary shares.

***	This CUSIP applies to the American Depositary Shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G	Page 2 of 8 Pages

CUSIP No. 81783J 101
1	Names of reporting persons/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Zheng, Nanyan
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Citizenship or place of organization People’s Republic of China
Number of shares beneficially owned by each reporting person with	5	Sole voting power 13,834,914[1]
	6	Shared voting power 0
	7	Sole dispositive power 13,834,914[2]
	8	Shared dispositive power 0
9	Aggregate amount beneficially owned by each reporting person 13,834,914
10	Check if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row (9) 9.2%[3]
12	Type of reporting person IN

[1]

Including (i) 13,599,244 ordinary shares held by Fortune News International Limited (“Fortune News”) (which includes 10,500,000 ordinary shares pledged to Bank Sarasin-Rabo (Asia) Limited (“BSRL”), under that certain Pledge Agreement by and between Fortune News and BSRL, dated as of October 7, 2010 (the “Pledge Agreement”)), (ii) 17,806 American Depositary Shares (“ADSs”) representing 53,418 ordinary shares held by Zheng, Nanyan, (iii) 2 ordinary shares held by Zheng, Nanyan and (iv) 182,250 ordinary shares issuable upon exercise of options held by Zheng, Nanyan within 60 days of December 31, 2011. Fortune News is wholly owned by Audrey & Aaron Holdings Limited, which is wholly owned by Equity Trustee Limited as trustee of The Happy Family Trust. The sole settlor of The Happy Family Trust is Zheng, Nanyan. The beneficiaries of The Happy Family Trust are Zheng, Nanyan and his wife, Li, Sha.

[2]	See footnote 1 above.
[3]

Based on 150,240,182 outstanding ordinary shares as of December 31, 2011 and includes 182,250 ordinary shares issuable upon exercise of options held by Zheng, Nanyan, within 60 days of December 31, 2011.

SCHEDULE 13G	Page 3 of 8 Pages

CUSIP No. 81783J 101
1	Names of reporting persons/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Fortune News International Limited
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Citizenship or place of organization British Virgin Islands
Number of shares beneficially owned by each reporting person with	5	Sole voting power 13,599,244[4]
	6	Shared voting power 0
	7	Sole dispositive power 13,599,244
	8	Shared dispositive power 0
9	Aggregate amount beneficially owned by each reporting person 13,599,244
10	Check if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row (9) 9.1%[5]
12	Type of reporting person CO

[4]	Includes 10,500,000 ordinary shares pledged to BSRL under the Pledge Agreement.
[5]	Based on 150,057,932 outstanding ordinary shares as of December 31, 2011.

SCHEDULE 13G	Page 4 of 8 Pages

CUSIP No. 81783J 101
1	Names of reporting persons/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Audrey & Aaron Holdings Limited
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Citizenship or place of organization British Virgin Islands
Number of shares beneficially owned by each reporting person with	5	Sole voting power 13,599,244[5]
	6	Shared voting power 0
	7	Sole dispositive power 13,599,244[6]
	8	Shared dispositive power 0
9	Aggregate amount beneficially owned by each reporting person 13,599,244
10	Check if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row (9) 9.1%[7]
12	Type of reporting person CO

[5]

Includes 10,500,000 ordinary shares pledged to BSRL under the Pledge Agreement. The record owner of these shares are Fortune News, which is wholly owned by Audrey & Aaron Holdings Limited, which is wholly owned by Equity Trustee Limited as trustee of The Happy Family Trust. The sole settlor of The Happy Family Trust is Zheng, Nanyan. The beneficiaries of The Happy Family Trust are Zheng, Nanyan and his wife, Li, Sha.

[6]	See footnote 5 above.
[7]	Based on 150,057,932 outstanding ordinary shares as of December 31, 2011.

CUSIP No. 81783J 101	SCHEDULE 13G	Page 5 of 8 Pages

Item 1	(a)	Name of Issuer:

7 Days Group Holdings Limited (“Issuer”)

Item 1	(b)	Address of Issuer’s Principal Executive Offices:

10F, 705 GuangzhouDaDaoNan Road, Guangzhou, Guangdong 510290, People’s Republic of China

Item 2	(a)	Name of Person Filing:

Zheng, Nanyan

Fortune News International Limited

Audrey & Aaron Holdings Limited

Item 2	(b)	Address of Principal Business Office or, If None, Residence; Citizenship

For all Reporting Persons: c/o 7 Days Group Holdings Limited 10F, 705 GuangzhouDaDaoNan Road Guangzhou, Guangdong 510290 People’s Republic of China

Item 2	(c)	Citizenship

Zheng, Nanyan - People’s Republic of China

Fortune News International Limited - British Virgin Islands

Audrey & Aaron Holdings Limited - British Virgin Islands

Item 2	(d)	Title of Class of Securities:

Ordinary shares, par value US$0.125

Item 2	(e)	CUSIP Number:

81783J 101

This CUSIP applies to the American Depositary Shares each representing 3 ordinary shares.

Item 3.	Statement Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c):

Not applicable.

CUSIP No. 81783J 101	SCHEDULE 13G	Page 6 of 8 Pages

Item 4.	Ownership

	(a)	Amount Beneficially Owned:

Reporting Person	Amount beneficially owned:	Percent of class:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Zheng, Nanyan	13,834,914 ordinary shares	9.2%[8]	13,834,914 ordinary shares	0	13,834,914 ordinary shares	0

Fortune News International Limited	13,599,244 ordinary shares	9.1%[9]	13,599,244 ordinary shares	0	13,599,244 ordinary shares	0

Audrey & Aaron Holdings Limited	13,599,244 ordinary shares	9.1%[9]	13,599,244 ordinary shares	0	13,599,244 ordinary shares	0

Fortune News is the record owner of 13,599,244 ordinary shares (including 10,500,000 ordinary shares pledged to BSRL under the Pledge Agreement). Zheng, Nanyan holds (i) 17,806 ADSs representing 53,418 ordinary shares, (ii) 2 ordinary shares and (iii) options to purchase 182,250 ordinary shares within 60 days of December 31, 2011. Fortune News is wholly owned by Audrey & Aaron Holdings Limited, which is wholly owned by Equity Trustee Limited as trustee of The Happy Family Trust. The sole settlor of The Happy Family Trust is Zheng, Nanyan. The beneficiaries of The Happy Family Trust are Zheng, Nanyan and his wife, Li, Sha. Accordingly, Zheng, Nanyan may be deemed to beneficially own all of the shares held by Fortune News.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

Not applicable.

[8]

Based on 150,240,182 outstanding ordinary shares as of December 31, 2011 and includes 182,250 ordinary shares issuable upon exercise of options held by Zheng, Nanyan within 60 days of December 31, 2011.

[9]	Based on 150,057,932 outstanding ordinary shares as of December 31, 2011.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. In addition, by signing below, the undersigned agrees that this Schedule 13G may be filed jointly on behalf of each of the Reporting Persons.

Dated: February 8, 2012

/S/ ZHENG, NANYAN
ZHENG, NANYAN

FORTUNE NEWS INTERNATIONAL LIMITED

	By:	/S/ ZHENG, NANYAN
	Name:	Zheng, Nanyan
	Title:	Director

AUDREY & AARON HOLDINGS LIMITED

	By:	/S/ ZHENG, NANYAN
	Name:	Zheng, Nanyan
	Title:	Director

LIST OF EXHIBITS

Exhibit No.	Description

A	Joint Filing Agreement